Next Wave of Medicines BioXcel Therapeutics, 780 East Main Street, Bra‹n#›ford, CT 06405 | www.bioxceltherapeutics.com Proprietary & Confidential

Safe Harbor Statement This document may contain forward-looking statements. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information. Such statements are only predictions and our actual results may differ materially from those anticipated in these forward-looking statements. We believe that it is important to communicate future expectations to investors. However, there may be events in the future that we are not able to accurately predict or control. Factors that may cause such differences include, but are not limited to, the uncertainties associated with product development, the market for our products, the risks associated with dependence upon key personnel and the need for additional financing. We do not assume any obligation to update forward-looking statements as circumstances change. This document does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with BioXcel or its subsidiaries or affiliates. The information in this document is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. The future expectations, estimations, anticipated events, results, milestones, events, operating and financial information contained in the company’s financial projections and all other areas of this document are for illustrative purposes only and are based upon hypothetical assumptions and events over which the company has only partial or no control. All information about future events (projections) were developed by the company’s management and are based upon a variety of assumptions without benefit of an operating history. The projections are included solely to provide information concerning the company’s estimates of future operating results based on these assumptions and, although the company believes that these assumptions are reasonable, they may be incomplete or incorrect, and unanticipated events and circumstances may occur. Actual results will vary from the projections, and these variations may be material and adverse. The projections should be read in conjunction with the assumptions upon which the projections are based. No representation or warranty of any kind is or can be made with respect to the accuracy or completeness of, and no representation or warranty should be inferred from our projections or the assumptions underlying them. This confidential presentation is made pursuant to Section 5(d) of the Securities Act of 1933, as amended, and is intended solely for investors that are either qualified institutional buyers or institutions that are “accredited investors” (as such terms are defined under U.S. Securities and Exchange Commission (“SEC”) rules) solely for the purposes of familiarizing such investors with the Company and determining whether such investors might have an interest in a securities offering contemplated by the Company. Any such offering of securities will only be made by means of a registration statement (including a prospectus) filed with the SEC, after such registration statement becomes effective. No such registration statement has become effective, as of the date of this presentation. This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside of your organization.

BioXcel Therapeutics Investment Highlights

Developing high value therapeutics in neuroscience and immuno-oncology utilizing a novel artificial intelligence platform


DRUG RE-INNOVATION
Approach
Improves Development Efficiency
and Probability of Success
1
FASTER
DEVELOPMENT
PATH
BXCL501
First-in-Class Sublingual
Thin Film for Acute
Treatment of Agitation
2
3
First-in-Class
IO Platform with Broad Applicability
Targeting Rare Forms of Cancers
BXCL701
4
Provide Consistent News Flow
MUTIPLE NEAR-TERM MILESTONES
WORLD CLASS LEADERSHIP
Proven Track Record of Drug
Development
5

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World-Class Leadership Team Supported By Strong Board of Directors and Advisory Board

Collectively more than 150 years of drug development experience and 15 approved drugs

Management Team



Vimal Mehta
CEO & Member of Board

- 25+ years experience of Corporate strategy and financing
- Results-driven serial healthcare entrepreneur, investor and advisor



Frank Yocca
Chief Scientific Officer

- 30+ years Pharma and Biotech experience
- VP and Head, AZ Neuroscience
- Executive Director, BMS



Vincent J. O'Neill
Chief Medical Officer

- 15+ years of therapeutic experience
- CMO, Mirna Therapeutics
- VP, Sanofi-Aventis
- Group Director, Genentech
- Clinical Director, GSK



Luca Rastelli
VP, Oncology R&D

- 20+ years Biopharma experience
- VP Oncology, Boston Strategic
- Project leader Curagen, Sopherion, EMD Serono



Richard I. Steinhart
Chief Financial Officer

- 25+ years of corporate finance experience
- CFO, Remedy Pharmaceuticals
- SVP & CFO, MELA Sciences

Inpharmatica CuraGen AstraZeneca BMS Mirna Sanofi-Aventis EMD Serono CuraGen Remedy Pharmaceuticals MELA Sciences

Board of Directors



Peter Mueller
Chairman of Board

- 30+years Pharma & Biotech experience
- EVP, Global R&D/CSO Vertex
- SVP, R&D Boehringer Ingelheim
- President, R&D/CSO Axcella Health



Steve Laumas
Member of Board

- 20+ years of experience in healthcare investments
- CEO, Bearing Circle Capital
- Managing Director, North Sound Capital



Krishnan Nandabalan
Member of Board

- Innovator of AI Platform
- Drug discovery & development and global business development & licensing (Viibryd)

Strategic Advisors



Steven Paul
President & CEO, Voyager Therapeutics

- 35+ years of Neuroscience expertise
- Venture Partner, Third Rock Ventures
- CEO, Voyager Therapeutics
- Co-Founder, SAGE Therapeutics
- President, Lilly Research Laboratories



Sheila Gujrathi
Member of Board,
Five Prime Therapeutics

- 15+ years clinical development experience
- CMO, Receptos
- VP, Immunology, Bristol-Myers Squibb
- Franchise Leader, Genentech

Vertex Boehringer Ingelheim Axcella Goldman Sachs Genaissance CuraGen Eli Lily SAGE Therapeutics Alnylam Receptos BMS Genentech

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BioXcel Therapeutics’ Approach: Drug Re-Innovation Large market opportunity, faster path to market at lower cost with higher probability of success Identification of New Therapeutic Index Utilizing AI-R&D Engine Clinical Proof of Mechanism Clinical Safety Regulatory Path BXCL501 BXCL701 5 Proprietary & Confidential

BioXcel Therapeutics Pipeline: Rapid Human PoC and Development Path

First-in-class neuroscience and immuno-oncology pipeline with multiple near-term milestones

Program	Product Candidate	Phase 1/2	Phase 3	Anticipated Milestones	Worldwide Rights
Acute Agitation	BXCL501 (Selective α_{2a} Adrenergic Receptor Agonist)	Geriatric Dementia IV Dexmedetomidine Schizophrenia/Bipolar IV Dexmedetomidine	BA/BE* Film	• Initiate Phase 1b trials (1H 2018) • Trial data readouts (2H 2018) • Launch registration trials (1H 2019)	bioxcel therapeutics
Immuno-oncology	BXCL701 (DPP 8/9 & FAP Inhibitor)	Neuroendocrine Prostate Cancer (tNEPC) Pancreatic Cancer		• Initiate Phase 2 trials (2H 2018) • Preliminary readouts (1H 2019) • Final PoC readout (2H 2019)	bioxcel therapeutics
Emerging Programs	BXCL502 BXCL702	Neurodegeneration Hematological Malignancies		• Selection of clinical program	bioxcel therapeutics

Future Programs — Discovery through Collaborative Relationship with BioXcel

*Bridging bioavailability/bioequivalence (BA/BE) study for optimizing BXCL501 sublingual thin film dose for phase 3 registration trials

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Clinical BXCL501 Programs ‹#› Proprietary & Confidential

BXCL501: A Sublingual Thin Film of Dexmedetomidine (Dex) for Acute Treatment of Agitation PRN treatment for mild to moderate agitation PoC in Agitated Delirium • Agitation is a growing global healthcare issue ($100B) • Existing treatments are suboptimal with significant side effects and difficult to administer • BXCL501 offers an innovative approach for acute treatment of agitation • Directly targets a causal agitation mechanism NDA 2020 • Rapid onset of action and easy to administer sublingual film 8 Proprietary & Confidential Rapid clinical development and regulatory approval path (505(b)(2)) Agitation resulting from Alzheimer’s and schizophrenic / bipolar disorders

$100B Health Care Burden for Agitation in US in 2016 Mild to moderate agitation can accelerate to aggression putting patients and caregivers at risk • Agitation is excessive motor activity with a feeling of inner tension • Early intervention with easy to administer treatment critical to limit violent behavior • Invasive treatments are currently used in institutional facilities 9 Proprietary & Confidential Estimated 5.5 million Alzheimer’s and schizophrenic / bipolar patients experience agitation

Current Treatments for Acute Agitation are used Off-Label and Suboptimal Large market opportunity to develop acute treatment for agitation IM Antipsychotics / Oral Benzodiazepines Approved Non-invasive Acute Therapy for Agitation  Cause excessive sedation Antipsychotics have black box warning for elderly patients  • Adasuve has established clinical, regulatory, and reimbursement path Approaching patient with syringe accelerates agitation to aggression  Adasuve (loxapine) causes bronchospasm resulting in commercial setback Benzodiazepines intensify cognitive impairment  BXCL501 provides an ideal solution for the acute treatment of agitation 10 Proprietary & Confidential •

BXCL501: A Sublingual Thin Film of Dexmedetomidine (Dex) Precedex® Prescribed to millions of patients • Sold as Sedative/anesthetic (approved in US as Precedex® 1999) • Studied in over 130 clinical trials (Dex, API) • Produces an “arousable sedation” useful for treating agitation • Anti-agitation effect demonstrated with IV dose of 0.5µg/kg Large Therapeutic Index 11 Proprietary & Confidential Effective Dose Sedative Dose Tolerable Dose 0.5µg/kg 1.6µg/kg >5µg/kg

BXCL501 Reduces Hyperarousal, Causal for Agitation, Through a Selective Mechanism Selectively targets Norepinephrine (NE) release by stimulating 2a receptors Agitation from Schizophrenia Agitation Treatment with BXCL501 2a Receptor High NE release - Agitation Reduced NE release - Treatment Reduces brain NE release by stimulating presynaptic 2a receptors Selective activity results in strong safety and tolerability profile 12 Proprietary & Confidential Negative Feedback NE 1 receptor BXCL501 NE 2a Receptor 1 receptor

BXCL501 Sublingual Thin Film Key attributes of sublingual film • An immediate release film with muco-adhesion (sticks to tongue) • Multiple strengths (10µg to 100µg) relevant for clinical testing • Rapid absorption with a Cmax target within 20 minutes • Supplied in individual sachets (see example film demonstration) 13 Proprietary & Confidential

Clinical Evidence Demonstrates Dex Reduces Agitation BXCL501 MoA proven to treat hyperactive delirium in elderly Mean dose 0.47+/-0.12 µg/kg/hr 5 4 3 2 1 0 -1 -2 0 15 30 45 60 120 240 360 480 600 Minutes IV Dex only IV Haloperidol + IV Dex Start IV Haloperidol Dexmedetomidine maintained all patients in the desired range of arousable sedation assessed as Richmond Agitation Sedation Scale score of 0, -1, or -2 to the end of treatment (n=46) Carrasco et.al., Critical Care Medicine: July 2016, Vol 44, Issue 7, pp. 1295-1309 14 Proprietary & Confidential Richmond Agitation Sedation Scale, Points p = .01

BXCL501 Integrated Clinical Development Plan Acute agitation studies are short (one week per patient) with easy to measure clinical endpoints 2017 Normal Elderly Normal Adults Mild Probable AD cs on Atypical =48) IV Dex PK/PD Safety Agitated Mild AD hrenics IV Dex Efficacy (Open Label) uivalence Study Sublingual Thin Film 2019 Agitated Schizophrenics and Bipolar Patients (1 Study/Indication) Agitated AD Patients (2 Studies) Sublingual Thin Film Registration Trials 2020 *Clinical Development plan subject to agreement with FDA Proprietary & Confidential 15 Bridging Bioeq Schizophreni Antipsycho H1 2018 tics (N Agitated Schizop (N=10) (N= 48) H2 2017 (N=10)

BXCL501 Clincial Study Design: IV Dex in Mild Probable Alzheimer's Patients

Study performed by Altasciences CRO in Overland Park KS

Treatment Phase	Acute Treatment Phase	End of Treatment Visit
Screening → Baseline	**Dose Escalation**: 6 Cohorts **4 Cohorts**: Healthy Elderly Volunteers **2 Cohorts**: Mild Probable AD Patients **Treatment**: IV Dex Infusion for 2-3 hours → **Evaluation**: • Agitation (RASS) • Resolution of Sedation • Safety, Blood Pressure, Heart and Respiratory Rate	**End of Study**: Post Dose Assessment
1 Day	1 Day	2 Days

Study Duration
One Week Per Patient

First Patient/First Dose: Dec 2017

Sheldon Preskorn
Professor
KU SCHOOL OF MEDICINE WICHITA The University of Kansas

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Healthcare Costs Associated with Agitation are a Significant Economic Burden Acute treatment of agitation across neuroscience disorders exceeds estimated $100 billion annual healthcare burden U.S. Addressable Market for Treating Agitation Indication Expansion 5.5* Delirium Alcohol Withdrawal DTs 12 – 24 episodes per patient PTSD/Hyperarousal Pre-MRI Anxiety Experienced Agitation BXCL501 Relevant Patient Pool BXCL501 has Rapid Development Path with Large Market Potential *Alzheimer’s and schizophrenic / bipolar patients Proprietary & Confidential 17 Patients (mm) Reimbursement; $145 per episode at launch 1.2

Clinical BXCL701 Programs ‹#› Proprietary & Confidential

BXCL701: Potential First-in-Class, Oral IO Therapy Targeting tNEPC and Pancreatic Cancer Disruptive immuno-oncology platform with potential to create transformative franchise • IO therapy that modulates multiple steps in the immunity cycle and converts “cold” tumors to “hot” tumors Differentiated mechanism of action inhibits DPP 8/9 & FAP Clinical proof of mechanism and tolerable safety profile (more than 700 patients) Potential for breakthrough therapy designations Offers synergistic benefit in combination with checkpoint inhibitors and other IO therapies Validation of AI Approach(1) • • FDA Orphan Drug Designation • • Collaboration (1) http://www.nature.com/nchembio/journal/v13/n1/abs/nchembio.2229.html?foxtrotcallback=true 19 Proprietary & Confidential Rare tumors with large market opportunity and limited competition Human PoC in Melanoma with BXCL701 established

BXCL701 Targeting Neuroendocrine Prostate Cancer and Pancreatic Cancer

Large market opportunity, limited competition and DPP 8/9 highest expression

Treatment Emergent Neuroendocrine Prostate Cancer



BXCL701
tNEPC
Primary Docetaxel
CRPC Zytiga Xtandi
CRPC

- 30% of Zytiga and Xtandi treated patients develop tNEPC
- Highly aggressive with < 1 year survival
- No approved therapy
- Limited competition

Pancreatic Cancer

- Fourth most common cause of death in cancer
- Highly aggressive
- Short survival (1-3% alive in 5 years)
- Approved therapies are chemotherapies – have limited efficacy and high toxicity



Standard Therapy[1]
1st Line
2nd Line
Gemcitabine-Based Chemotherapy
5-FU based chemotherapy
5-Fluorouracil-Based Chemotherapy
Gemcitabine based chemotherapy
BXCL701

https://seer.cancer.gov/statfacts/html/pancreas.html. Accessed 5 November 2017
1 *exception is MSI

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Modulates Multiple Steps in the IO Cycle Inside and Outside the Tumor Environment Broad applicability beyond tNEPC and pancreatic cancer Trafficking of T cells to tumors (CTLs) BXCL701 Priming and activation (APCs & T cells) Infiltration of T cells into tumors (CTLs, endothelial cells) BXCL701 BXCL701 Cancer antigen presentation (dendritic cells/APCs) Recognition of cancer cells by T cells (CTLs, cancer cells) BXCL701 Release of cancer cell antigens (cancer cell death) Killing of cancer cells (Immune and BXCL701 Keytruda / Opdivo cancer cells) • • Unique ability to convert “cold” to “hot” tumors Combination reverses resistance to immune checkpoint treatment 21 Proprietary & Confidential

BXCL701 Synergistic with Immuno-checkpoints Combining BXCL701 with Keytruda demonstrated synergistic anti-tumor activity in MC38 Model 2500.0 2100.0 * 1700.0 1300.0 900.0 500.0 100.0 1 3 5 8 11 14 19 Days Post Treatment * P<.02 vs Combination Vehicle* Keytruda (5 mg/kg) BXCL701 (20 mcg) Combination • • Increases infiltration of tumor killing T-cells, NK cells and neutrophils Blocks immuno-suppression by T-regs, MDSC and FAP+ CAF 22 Proprietary & Confidential Tumor Volume (mm3) Keytruda * BXCL701 Combination

BXCL701: Existing Clinical Evidence Leads To Rapid Development Path

>700 patients permit a clear understanding of human PK/Target Inhibition/PD and anti-tumor activity

✓ Dose



Plasma concentration from single oral dose human volunteer study

✓ Target Inhibition



single oral dose HV study
% Target inhibition in blood
Hours Post Dose
0 2 4 6 8 10 12 14 16 18 20 22 24
0 10 20 30 40 50 60 70 80 90 100 110 120

BXCL701 Human Proof of Concept

✓ Single Agent Efficacy

~10% CR/PR with long duration which is similar to Yervoy anti-CTL4

More than **$75 million** Investment (Point Therapeutics)



% Change Neutrophil Count
Time (h)
200 150 100 50 0 -50 -100
-24 0 24 48 72 96 120 144 168 192 216
Placebo
600 ug
1200 ug
zero

✓ Stimulation Of Immune cells

----Daily BXCL701 Dose----				
Cytokine[b]	400mg (n=11)	600mg (n=3)	800mg (n=6)	All Talabostat (N=20)
G-CSF	7 (64)	3 (100)	5 (83)	15 (75)
IL-1α	1 (9)	0	0	1 (5)
IL-1ß	5 (46)	2 (67)	5 (83)	12 (60)
IL-2	6 (55)	2 (67)	1 (17)	9 (45)
IL-6	5 (46)	2 (67)	4 (67)	11 (55)
IL-8	5 (46)	3 (100)	2 (33)	10 (50)
IL-10	4 (36)	3 (100)	5 (83)	12 (60)
TNF-α	6 (55)	2 (67)	4 (67)	12 (60)
IFN-α	2 (18)	2 (67)	1 (17)	5 (25)

✓ Induction of Pro-inflammatory Cytokine

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BXCL701: tNEPC and Pancreatic Cancer have Highest Level of Expression of DPP8/9 and FAP Clinical activity in melanoma supported by genetic and functional data Initial Development Focus on tNEPC and Pancreatic Cancer Deletion Amplification 24 Proprietary & Confidential

tNEPC Clinical Development Plan: Single Agent and Combination with Anti-PD1

Biomarker driven development, breakthrough and fast track designation potential

KEYTRUDA®
(pembrolizumab)

Single Agent

Phase 2
Stage 1
(N=15)

→

Phase 2
Stage 2
(N=15)

Combination with Keytruda

Safety Run-in
Safety/PD/immune-phenotyping
(N=6)

→

Phase 2b Expansion
(N=30)

→

Global* Pivotal Study

*Expect to commence global development planning (focus on EU and Japan) during Phase 2

Simon 2-stage: 15+15
Primary Endpoint: ORR
Single agent: > 20%
Combination: increase from ~15% (Keytruda single agent) to > 30%
Secondary Endpoint: DoR, PFS, OS
Exploratory Endpoint: Effect on immune cells (MDSC, T-cells, neutrophils)

Emmanuel Antonarakis
Principal Investigator
for Keynote 199
Prostate Cancer

JOHNS HOPKINS MEDICINE

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BXCL701 Triple Combination Resulted in Complete Regression in Pancreatic Tumors The triple combination fully stimulate the immune system anti-tumor activity as seen in data till day 54 VEHICLE 2000 1500 1000 500 Combination 0 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 BXCL701 dosing Days After Tumor Inoculation Vehicle BXCL701, 20 micro gram qd Anti-PD1, 10 mg/kg, biw BXCL701+Anti-PD1 Compound X+ Anti-PD1 BXCL701+Compound X+Anti-PD1 26 Proprietary & Confidential Tumor Volume (mm3) BXCL701 Triple

Pancreatic Cancer Clinical Development Plan: Mechanistic and Anti-PD1 Combo trial Biomarker driven development in advanced pancreatic cancer, breakthrough designation potential Demonstration of immune cell infiltration/activation to validate MOA NO Global* Pivotal Study Activity YES Simon 2-stage: 15+15 Primary Endpoint: ORR Single agent: > 20% Secondary Endpoint: DoR, PFS, OS Exploratory Endpoint: Effect on immune cells (MDSC, T-cells, neutrophils) Louis M. Weiner Director 27 Proprietary & Confidential Combo with Keytruda Pre and Post Biopsy (N=30) Efficacy Trial in Metastatic Patients after First-line Treatment Stop Neoadjuvant Proof of Mechanism Trial 3 Weeks of BXCL701 Treatment Before Surgery Pre and Post Tissue Available (N=15)

Large Market Opportunity

Limited competition

BXCL701 Combination Therapy

tNEPC	*Pancreatic Cancer*
US Prostate Cancer Patient Population ~3mm	2017 Pancreatic Cancer Patients ~53,000
Patients Eligible for Treatment with ADT ~180k	50% Patients Eligible for 2L
30% progress to tNEPC 30k	*Patients Eligible for BXCL701 20k*
Zytiga and Xtandi Sales ~$4.5 billion	*Abraxane Sales* *~$1 billion*

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Proprietary & Confidential

Offers Pipeline-in-a-Product Platform Broad Potential Across multiple IO Modalities MoA complementary to IO checkpoints by stimulation of innate and acquired immune system Increases efficacy in patients with “cold” tumors Checkpoint Inhibitors Stimulation of chemotaxix, cytoxicity and formation of memory T-cells Expansion from blood tumors to solid tumors and duration of responses Cellular Therapies BX CL701 Therapeutic Vaccines Strong and tolerable adjuvant activity Optimization of cancer vaccine efficacy Clinically demonstrated stimulation of effector cells, natural killer cells Increased efficacy, expansion to patients with low target expression ADCC-Monoclonal Antibodies 29 Proprietary & Confidential Impact Rationale

Value Creation Opportunity ‹#› Proprietary & Confidential

Key Milestones for Value Creation

Two mid-stage clinical trial candidates

Drug	Indication	1H'18	2H'18	1H'19	2H'19	2020 and Beyond	
BXCL501	Geriatric Dementia	IV Dex Study	IV Dex Data Readout PoC Trial Bio-Equivalence Film Study	Registration Trial		NDA	
	Schizophrenia / Bipolar Disease	IV Dex Study	IV Dex Data Readout PoC Trial Bio-Equivalence Film Study	Registration Trial			
BXCL701	Neuroendocrine Prostate Cancer (tNEPC)		Single Agent & Combo Trials Initiation	Preliminary Readout	Final PoC Readout	Registration Trial	NDA
	Pancreatic Cancer (PDA)		Combination Trial Initiation Mechanistic (MOA) Initiation	Mechanistic (MOA) Readout	Combination Readout	Registration Trial	
Emerging Programs	Neuroscience and Immuno-oncology		Selection of Next Candidate(s)				

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Proprietary & Confidential

BioXcel Therapeutics Investment Highlights

Developing high value therapeutics in neuroscience and immuno-oncology utilizing a novel artificial intelligence platform


DRUG RE-INNOVATION
Approach
Improves Development Efficiency
and Probability of Success
1
FASTER
DEVELOPMENT
PATH
BXCL501
First-in-Class Sublingual
Thin Film for Acute
Treatment of Agitation
2
3
First-in-Class
IO Platform with Broad Applicability
Targeting Rare Forms of Cancers
BXCL701
4
Provide Consistent NewsFlow
MUTIPLE NEAR-TERM MILESTONES
5
WORLD CLASS LEADERSHIP
Proven Track Record of Drug
Development

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Proprietary & Confidential

A ppe ndi x ‹#› Proprietary & Confidential

BioXcel Therapeutics Drug Re-Innovation Approach Application of AI to generate clinical programs CNS Symptom TA Expertise Monogenic Disease AI ENGINE Therapeutic Engine Immuno-Modulator TA Specific Algorithm Orphan Tumors 34 Proprietary & Confidential BIG DATA

Drug Re-Innovation Impact: Successful and Innovative Business Model

BioXcel Therapeutics model is scalable

TECFIDERA
BIOGEN

- **Drug Name**: Tecfidera
- **Generic Name**: Dimethyl Fumarate
- **Original Indication**: Psoriasis
- **New Indication**: Multiple Sclerosis (2013)

- **Repositioning**: Approved for MS in 2013, and achieved blockbuster sales of >US$3.63B worldwide in 2015
- **Forecast**: Dominance of market share for oral MS therapies; estimated annual sales reaching ~US$5.5B by 2020

REVLIMID
CELGENE

- **Drug Name**: Revlimid
- **Generic Name**: Lenalidomide
- **Original Indication**: Anti-Nausea
- **New Indication**: Leprosy (1998), Multiple Myeloma (2006)

- **Repositioning**: In addition to Thalomid, the combination of Revlimid (Lenalidomide) and dexamethasone received approval for multiple myeloma by the US FDA (2006)
- **Sales**: US$5.8B 2015

PUMA BIOTECHNOLOGY
PFIZER

- **October 2011**: Alan Auerbach launched Puma Biotechnology and raised $55 million
- **2011**: Licensed PB272 (neratinib) from Pfizer

- **July 2014**: Share price skyrocketed 295% following encouraging Phase III clinical results
- **Market Cap**: US$3.17B (Aug 8, 2017)

BIOHAVEN
BMS
ASTRAZENECA

- **Founded:** September 2013
- **Lead Programs:** Rimegepant (in-licensed from BMS) for treating migraine and Trigriluzole (in-licensed from AstraZeneca) for treating ataxias

- **May 2017**: Biohaven raised $168M in an IPO
- **Market Cap**: US$866.53M (Aug 8, 2017)

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Key Investigators

Guiding the clinical development of BXCL501 and BXCL701

BXCL501 for the treatment of Acute Agitation



Sheldon Preskorn, MD

KU SCHOOL OF MEDICINE WICHITA The University of Kansas

- President and CEO, Clinical Research Institute
- Professor, Department of Psychiatry, University of Kansas
- Principal investigator on >250 neuropsychiatric clinical drug development trials
- Clinical experience of six years as supervising physician for an acute psychosis ward



Maurizio Fava, MD

MASSACHUSETTS GENERAL HOSPITAL RESEARCH INSTITUTE

- Director/ Executive Vice Chair, MGH Research Institute
- Executive Director, Clinical Trials Network & Institute (CTNI)
- Associate Dean for Clinical & Translational Research
- Slater Family Professor of Psychiatry

BXCL701 for the treatment of CRPC/NEPC and PDA



Emmanuel Stylianos Antonarakis, M.B.B.Ch

JOHNS HOPKINS MEDICINE

- Director of Prostate Cancer Medical Oncology Research at Johns Hopkins
- Leader in the field of genetic basis for resistance to Zytiga and Xtandi
- PI on trials in the patient segment targeted by BXCL701



Johan Debono, MD

ICR The Institute of Cancer Research

- Regius Professor, Experimental Cancer Medicine, The Institute of Cancer Research
- >300 scientifically manuscripts in The New England Journal of Medicine, The Lancet and Nature
- Led phase III trials of the prostate cancer drugs Zytiga and cabazitaxel



Louis M. Weiner, MD

Georgetown | Lombardi COMPREHENSIVE CANCER CENTER

- Director, Lombardi Comprehensive Cancer Center at Georgetown University
- Chair, Department of Oncology, Associate Vice President, Georgetown University Medical Center
- Expert in Advanced Gastrointestinal Cancers

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Dexmedetomidine IV: Reduction in Rat Aggression with Minimal Sedation

Resident/Intruder animal model is a standardized test for aggression



(A)
IV Dex
Sniffing
Chasing
Attacking
Biting
Grooming
Frequency of aggressive behaviour
Frequency of neutral behaviour
35
30
25
20
15
10
5
0
(B)
(C)

Data expressed as Mean ± SEM. One-way ANOVA followed by Dunnett's Test. *p<0.05, **p<0.01, ***p<0.001 vs. Vehicle Control group..

Vehicle Control	0.3 mcg/kg IV Dex	0.5 mcg/kg IV Dex
1 mcg/kg IV Dex	1.5 mcg/kg IV Dex	3 mg/kg Oral Diazepam

A. Dexmedetomidine reduces aggressive behaviour
B. Reduced aggression is dose-dependent
C. No change in grooming behavior indicates minimal sedative effect

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BXCL701 Inhibits Critical Regulators that Support Tumor Growth Genetic alteration analysis of DPP 8/9 and FAP (BXCL701 targets) demonstrates that tNEPC and pancreatic cancer have among the highest levels of overexpression and amplification DPP8/9, substrate NPY overexpressed in Prostate and Pancreatic Cancer (2016) Amplification and overexpression highest in NEPC Deletion Amplification Monotherapy Prostate and Pancreatic Cancer Co-expression of DPP8/9 with PDL1 in Prostate Cancer (2016) Combination with anti PD1 Prostate Cancer FAP+ CAF* involved in immune-suppression of Pancreatic Cancer (2013/16) DTX=FAP inhibition Combination with PD1 Pancreatic Cancer Reduced survival of FAP+ Pancreatic Cancer Patients Post Surgery *CAF: Cancer Associated Fibroblastshttp://www.pnas.org/content/111/41/14776.full | https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3286148/ | https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3864274/ 38 Proprietary & Confidential

Differentiated MoA Induces Immune Activation and Blocks the Immuno-evasion

MoA Inhibits DPP 8/9 & FAP and Converts Tumors From Cold to Hot



Tumor Microenvironment
Immune Activation
BXCL701
Block of Immune Evasion
CCL19/CCL21
G-CSF
IFN-g
Lymphotactin
CXCL-1, IL-6
TRAIL
TRAIL-R
Granzyme
Perforin
FasL
Fas
NKG2D
NKG2D ligand
MHC Class I
Tumor antigen
IDO
IL-10
Arginase
iNOS
Caspase-1
IL-1b
TGFβ
IL-10
Arg1
R-NOS
IDO
TGFβ
IL-10
PGE2
Fibroblast
Matrix
PD-L1
CD8+ T Cell
Immature Dendritic Cell
Myeloid Derived Suppressor Cell
NK Cell
Regulatory T Cell
Neutrophil
Dendritic Cell
Tumor Cell
Activation Mechanism
Macrophage (M2)
CD4+ T Cell
Blocking Mechanism

- **Affecting the tumor microenvironment is key to IO's success**
- **BXCL701 induces pro-inflammatory pyropotosis and stimulates activation of multiple immune cell types and blocks immuno-evasion mediated by FAP+ CAF**

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Proprietary & Confidential

Genomic and CAF identify NEPC/CRPC as a Unique opportunity for BXCL701+anti-PD1 combination • Castration induces the activation of fibroblasts resulting in the expression of FAP • Resistance to androgen ablation results in PDL1 upregulation • Depletion of fibroblast expressing FAP by vaccination results in tumor growth suppression NEPC/CRPC patients are sensitive to anti-PD1 treatment 40 Proprietary & Confidential

BioXcel Therapeutics Corporate Structure

BioXcel Corporation is its Largest Shareholder


BioXcel Corp.
(AI Platform Company)
Clinical Assets
BXCL501, BXCL701,
BXCL502, BXCL702
BioXcel Therapeutics

✓ ***BioXcel Therapeutics, Inc.***

- *Formed By Parent March 2017*
- *96% ownership*

✓ ***Assets Contributed to BioXcel Therapeutics, Inc.***

- *BXCL501*
- *BXCL502*
- *BXCL701*
- *BXCL702*
- *Right of First Negotiation*
- *Exclusive collaborative relationship*

bioxcel therapeutics

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Proprietary & Confidential

Dr. Vimal Mehta, CEO BioXcel Therapeutics, Branford, CT 06405 USA M: 203 606 8041 vmehta@bioxcel.com ‹#› Proprietary & Confidential